FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Trocin   Jeffrey   E.
(Last)   (First)   (Middle)

880 Carillon Parkway
(Street)

St. Petersburg   FL   33716
(City)   (State)   (ZIP)

2. Issuer Name and Ticker or Trading Symbol: **Raymond James Financial (RJF)**

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year: **February 18, 2003**

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
___ Director   _____ 10% Owner
_X_ Officer (give title below)   _____ Other (specify below)
Executive Vice President-RJA

7. Individual or Joint/Group Filing (Check Applicable Line)
_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3) Raymond James Financial, Inc. (RJF)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
RJF Common Stock	2/18/2003		M		9,000	A	$ 22.167	57,289	D	
RJF Common Stock								4,695	I	ESOP
RJF Common Stock								500	I	cust for children

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3.A Deemed Execution Date if any (Month/Day/Y	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount Underlying Securi (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Security Beneficially Owned at End of deriv- Month (Instr. 4)	10.Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
								Date Exercisable	Expiration Date	Title	Amount of Number of Shares				
				Code	V	(A)	(D)								
Employee Stock Option (Right to buy)	$ 22.167	2/18/2003		M			9,000								
Employee Stock Option (Right to buy)								11/18/2003-11/18/2004	1/18/2005	**Common stock**	6,000	20.6250			
Employee Stock Option (Right to buy)								#######	1/28/2007	**Common stock**	5,969	32.0000			
Employee Stock Option (Right to buy)								11/28/04-11/28/06	1/28/2007	**Common stock**	4,031	32.0000	16,000	D	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ JEFFREY E. TROCIN   2/19/2003
**Signature of Reporting Person   Date

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